SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended January 31, 2004.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


         For the transition period from ________ to __________

                          Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  ------------

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
               ---------------------------------------------------

                                    CONTENTS
                                    --------



                                                                         Page
                                                                         ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     2

REPORT OF INDEPENDENT AUDITORS                                              3

FINANCIAL STATEMENTS:
      Statement of Net Assets Available for Benefits
            at January 31, 2004                                             4

      Statement of Net Assets Available for Benefits
            at January 31, 2003                                             5

      Statement of Changes in Net Assets Available
            for Benefits for the year ended
            January 31, 2004                                                6

      Notes to Financial Statements                                      7-12

SUPPLEMENTAL SCHEDULE: *
      Schedule H, Line 4i - Schedule of Assets
      (Held At End of Year)                                                13

SIGNATURES                                                                 14

EXHIBIT INDEX                                                              15






* Other schedules required by Section 2520.103-10 of the Department of Labor rules and regulations for reporting and disclosures under the Employee
Retirement Income Security Act of 1974 are omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
July 9, 2004

                         Report of Independent Auditors



To the Participants and Administrator of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
July 9, 2004

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                     January 31, 2004
                                                           --------------------------------------------------------------------
                                                                 Participant          Non -Participant
                                                                  Directed                Directed
                                                           ---------------------  -----------------------
                                                                                          Employee
                                                                                            Stock
                                                                   Various                Ownership
                                                                    Funds                  Account                 Total
                                                           ---------------------  -----------------------  --------------------

Assets:
Investments, at fair value:
   Scudder Trust Company:
       Common and collective trust funds                    $     34,266,287       $             28         $   34,266,315
       Mutual Funds                                               51,095,759                      -             51,095,759
   Tiffany & Co. Common Stock                                     34,121,103             36,659,441             70,780,544
   Participant loans, at contract value                            3,747,772                      -              3,747,772
   Cash and cash equivalents                                         163,369                  8,160                171,529
                                                           ---------------------  ----------------------   --------------------
Total investments                                                123,394,290             36,667,629            160,061,919
                                                           ---------------------  ----------------------   --------------------


Receivables:
   Employer's contribution                                         4,676,675              2,625,000              7,301,675
   Employees' contribution                                           122,032                      -                122,032
                                                           ---------------------  ----------------------   --------------------

Total receivables                                                  4,798,707              2,625,000              7,423,707
                                                           ---------------------  ----------------------   --------------------

Net assets available for benefits                           $    128,192,997       $     39,292,629         $  167,485,626
                                                           =====================  ======================   ====================















   The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                 Statement of Net Assets Available for Benefits


                                                                                       January 31, 2003
                                                           --------------------------------------------------------------------
                                                                 Participant          Non -Participant
                                                                  Directed                Directed
                                                           ---------------------   ---------------------
                                                                                          Employee
                                                                                            Stock
                                                                   Various                Ownership
                                                                    Funds                  Account                 Total
                                                           ---------------------   ---------------------  ---------------------

Assets:
Investments, at fair value:
   Scudder Trust Company:
       Common and collective trust funds                    $     24,647,670         $            26        $    24,647,696
       Mutual Funds                                               31,650,300                       -             31,650,300
   Tiffany & Co. Common Stock                                     18,527,439              20,236,901             38,764,340
   Participant loans, at contract value                            2,878,047                       -              2,878,047
   Cash and cash equivalents                                          85,510                  16,380                101,890
                                                           ---------------------   ---------------------  ---------------------
Total investments                                                 77,788,966              20,253,307             98,042,273
                                                           ---------------------   ---------------------  ---------------------


Receivables:
   Employer's contribution                                         4,246,123               2,000,000              6,246,123
   Employees' contribution                                           108,142                       -                108,142
                                                           ---------------------   ---------------------  ---------------------

Total receivables                                                  4,354,265               2,000,000              6,354,265
                                                           ---------------------   ---------------------  ---------------------

Net assets available for benefits                            $    82,143,231         $    22,253,307        $   104,396,538
                                                           =====================   =====================  =====================















   The accompanying notes are an integral part of these financial statements.

       Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                       for the year ended January 31, 2004



                                                                       Participant        Non-Participant
                                                                         Directed            Directed
                                                                   ------------------   ------------------

                                                                                         Employee Stock
                                                                        Various             Ownership
                                                                         Funds               Account                 Total
                                                                   ------------------   ------------------    -----------------

Additions:
  Additions to net assets attributed to:
    Net appreciation in fair value of investments                    $   27,791,632     $    15,457,528         $  43,249,160
    Interest and dividends                                                1,512,924             177,745             1,690,669
                                                                   ------------------   ------------------    -----------------
            Total investment income                                      29,304,556          15,635,273            44,939,829

  Contributions and rollovers:
    Participant                                                          15,100,739                   -            15,100,739
    Employer                                                              4,683,397           2,738,149             7,421,546
                                                                   ------------------   ------------------    -----------------
             Total contributions                                         19,784,136           2,738,149            22,522,285
                                                                   ------------------   ------------------    -----------------

             Total additions                                             49,088,692          18,373,422            67,462,114

Deductions:
  Deductions from net assets attributed to:
    Withdrawals and distributions                                         3,015,545           1,333,919             4,349,464
    Investment related expenses                                              23,381                 181                23,562
                                                                   ------------------   ------------------    -----------------
             Total deductions                                             3,038,926           1,334,100             4,373,026

                                                                   ------------------   ------------------    -----------------
Increase in net assets available for benefits                            46,049,766          17,039,322            63,089,088

Net assets available for benefits:
   Beginning of year                                                     82,143,231          22,253,307           104,396,538
                                                                   ------------------   ------------------    -----------------
   End of year                                                        $ 128,192,997     $    39,292,629         $ 167,485,626
                                                                   ==================   ==================    =================
















   The accompanying notes are an integral part of these financial statements.

                                 Tiffany & Co.
              Employee Profit Sharing and Retirement Savings Plan

                         Notes to Financial Statements
                               -----------------



1.        Description of Plan
          -------------------

          The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for complete information.

          General:

          The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company"). The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended, effective February 1, 1996, to add an employer matching contribution feature to the 401(k) component of the Plan.

          The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Zurich Scudder Investments, Inc. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          Eligibility:

          Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and may elect to participate in the 401(k) feature immediately following their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week or an employee who completes one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the ESOP feature of the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------


          Contributions:

          The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

          The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one
          (1) and fifteen (15) percent of their annual compensation, not to exceed $12,000 in 2003 (or $14,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

          With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

          Under  certain  circumstances,  employee  contributions  and  employer
          matching   contributions   may  be  limited  in  the  case  of  highly
          compensated employees.

          Participant Accounts:

          Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

          The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a ratable basis.

          Vesting:

          All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



          Vesting (Continued):

          Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

          In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants accounts. Forfeitures relating to the ESOP feature of the plan totaled $80,431 and $111,539 for the years ended January 31, 2004 and January 31, 2003. Forfeitures of unvested employer contributions in the 401(k) portion of the plan totaled $17,594 and $18,725 for the years ended January 31, 2004 and January 31, 2003.

          Administrative Expenses:

          All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

          Participant Loans and Withdrawals:

          Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or fifty percent (50%) of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the plan administrator. Interest rates range from 4.25 percent to 5.25 percent. Principal and interest is paid ratably through payroll deductions.

          Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



          Payment of Benefits:

          Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.        Summary of Significant Accounting Policies
          ------------------------------------------

          Basis of Accounting:

          The Plan's financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

          Payment of Benefits:

          Benefit payments to participants are recorded upon distribution.

          Investment Valuation:

          Investments in the common and collective trust and mutual funds are stated at fair value based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

          Purchases and Sales of Investments:

          Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



          Use of Estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

3.        Investments
          -----------

          Investments which were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2004 and 2003 were as follows:

                                                          January 31,
                                               ---------------------------------

                                                    2004               2003
                                               --------------     --------------
           AIM Constellation Fund               $11,477,609        $ 7,654,964
           Growth & Income Fund                  11,882,516          7,882,880
           Stock Index Fund                      13,973,819          8,372,100
           Stable Value Fund                     20,292,496         16,275,596
           Tiffany & Co. Stock Fund              34,121,103         18,527,439
           Tiffany & Co. Stock Fund (ESOP)*      36,659,441         20,236,901

          The net appreciation in the fair value of investments for the year ended January 31, 2004 was as follows:

           Common Collective Trust Funds                           $ 3,326,812
           Mutual Funds                                             10,822,677
           Tiffany & Co. Stock Fund                                 13,642,144
           Tiffany & Co. Stock Fund (ESOP)*                         15,457,527
                                                                  --------------

           Net appreciation in the fair value
           of investments                                          $43,249,160
                                                                  ==============

          * Non-participant directed.

4.        Party-in-Interest Transactions
          ------------------------------

          Certain Plan investments include common collective trust funds and mutual funds managed by Zurich Scudder Investments, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Zurich Scudder Investments, Inc., investment transactions in such mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the plan sponsor.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                                -----------------



5.        Tax Status
          ----------

          The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

6.        Concentration of Credit and Market Risk
          ---------------------------------------

          The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.        Plan Termination
          ----------------

          Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

          In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                January 31, 2004



Principal Amount,
 # of Shares or
     Unit of
  Participation         Identity of Issuer            Description                                     Cost          Fair Value
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
          523,853 sh. AIM                       Constellation Fund                           $     13,288,547  $    11,477,609
-------------------------------------------------------------------------------------------------------------------------------
          107,089 sh. Federated Funds           Federated Mid Cap Index                             1,764,541        2,075,372
-------------------------------------------------------------------------------------------------------------------------------
           17,263 sh. Managers Funds            Managers Special Equity                             1,133,164        1,401,408
-------------------------------------------------------------------------------------------------------------------------------
           65,046 sh. MFS                       MFS Massachusettes Investors Gr Stk                   690,148          755,183
-------------------------------------------------------------------------------------------------------------------------------
          268,622 sh. Pimco                     Total Return Fund                                   2,884,525        2,890,376
-------------------------------------------------------------------------------------------------------------------------------
           19,709 sh. Scudder Trust Company*    Balanced Fund                                         314,818          334,662
-------------------------------------------------------------------------------------------------------------------------------
          579,635 sh. Scudder Trust Company*    Growth & Income Fund                               12,912,155       11,882,516
-------------------------------------------------------------------------------------------------------------------------------
           32,470 sh. Scudder Trust Company*    Large Company Value Fund                              666,425          771,162
-------------------------------------------------------------------------------------------------------------------------------
          137,456 sh. Scudder Trust Company*    Pathway Conservative Fund                           1,561,441        1,557,372
-------------------------------------------------------------------------------------------------------------------------------
          530,119 sh. Scudder Trust Company*    Pathway Growth Fund                                 6,681,611        6,525,767
-------------------------------------------------------------------------------------------------------------------------------
          545,124 sh. Scudder Trust Company*    Pathway Moderate Fund                               6,216,737        5,881,886
-------------------------------------------------------------------------------------------------------------------------------
       20,292,496 sh. Scudder Trust Company*    Stable Value Fund                                  20,292,496       20,292,496
-------------------------------------------------------------------------------------------------------------------------------
          420,518 sh. Scudder Trust Company*    Stock Index Fund                                   13,076,950       13,973,819
-------------------------------------------------------------------------------------------------------------------------------
          508,481 sh. Templeton                 Foreign Fund                                        4,817,612        5,542,446
-------------------------------------------------------------------------------------------------------------------------------
          860,775 sh. Tiffany & Co.*            Stock Fund                                         14,031,114       34,121,103
-------------------------------------------------------------------------------------------------------------------------------
          924,809 sh. Tiffany & Co.*            Stock Fund (ESOP)                                  22,249,203       36,659,441
-------------------------------------------------------------------------------------------------------------------------------
          171,529 sh. Tiffany & Co.*            Stock Fund (Cash and cash equivalents)                171,529          171,529
-------------------------------------------------------------------------------------------------------------------------------
                      Participant Loans         Rates of interest from 4.25% - 5.25%
                                                maturing at various dates through
                                                9/20/2013.                                                -          3,747,772
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                      Total  $    122,753,016  $   160,061,919
-------------------------------------------------------------------------------------------------------------------------------

* Party-in-Interest


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
              -----------------------------------------------------------------
                                      (Name of Plan)


Date: July 22, 2004                    /s/ Stephen M. Salyk
                                     -------------------------------------------
                                       Stephen M. Salyk
                                       Member of Plan Administrative Committee

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description
Number

23.1              Consent of Independent Registered Public Accounting Firm